Exhibit 99.1

 SciSparc Issued U.S. Patent For Its Core Technology That Treats Central Nervous Systems Disorders

Patent Extends Protection for its Novel Compounds and Methods Already granted in Australia and Japan

TEL AVIV, Israel, Jan. 4, 2022 /PRNewswire/ -- SciSparc Ltd. (NASDAQ: SPRC), a specialty, clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system (the “Company” or “SciSparc”), marks today one of the Company's most important milestones to date - the U.S. Patent and Trademark Office has granted it a new patent- U.S. Patent No. 11,207,290, titled combinations of cannabinoids and n-acylethanolamines (the “Patent”). The invention relates to "Pharmaceutical compositions comprising cannabinoids and N-acylethanolamines, and methods for their use in preventing and treating a variety of cannabinoid-treatable conditions."

“As an innovative pharmaceutical company, our IP portfolio is one of our greatest and most important assets. Obtaining a U.S. patent for our core technology constitutes a major achievement for us, especially as we are one of the few companies in the field that has IP protection on compounds and not only indications. We are pleased that the U.S. Patent and Trademark Office has again recognized the uniqueness of our compounds and methodologies and granted this patent,” said Adi Zuloff-Shani, PhD, Chief Technologies Officer of SciSparc.

This patent further strengthens the Company’s intellectual property portfolio and protection of its core technologies, and in one of the most important markets in the world.

This is SciSparc’s fourth granted patent in the U.S. Recently, the Company announced it has been granted the same patent in Australia and Japan.

Dr. Zuloff-Shani added, “Our growing portfolio of patents is a testament to the dedication and innovation of the SciSparc team and strengthens our commitment to continue the work we do to bring therapies to patients suffering with the challenges associated with disorders of the central nervous system, for whom there is currently no effective treatment.”

About SciSparc (NASDAQ:SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome and for the treatment of obstructive sleep apnea; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and epilepsy.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, SciSparc is using forward-looking statements when it discusses its potential to bring therapies to patients suffering with the challenges associated with disorders of the central nervous system. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 30, 2021, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055